October 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mr. Ameen Hamady

   Ms. Shannon Menjivar

Re:   APi Group Corporation

Form 10-K for the year ended December 31, 2020

Filed on March 24, 2021

Form 8-K filed on August 11, 2021

File No. 001-39275

Dear Mr. Hamady and Ms. Menjivar:

APi Group Corporation (the “Company”), hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 26, 2021 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and the Company’s Form 8-K filed on August 11, 2021. Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 8-K filed on August 11, 2021

General

1.

We have considered your response to prior comment 3 and continue to believe your “Depreciation remeasurement” adjustment results in presenting non-GAAP measures that substitute individually tailored recognition and measurement methods given that it adjusts for partial depreciation expense. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and appreciates the Staff’s time during its October 27, 2021 call with the Company to discuss the comment. The Company advises the Staff that the material impact of the step-up in fair value of the property and equipment assets acquired in connection with the October 1, 2019 acquisition of APi Group, Inc. on the Company’s reported depreciation expense resulting from application of ASC 805 will cease as of September 30, 2021 as the stepped-up value of the property and equipment has been substantially depreciated. Given that the step-up adjustment is no longer necessary for periods beginning after September 30, 2021, and to provide investors with consistent disclosure relating to this item, the Company proposes to include the “Depreciation remeasurement” adjustment for the last time in its third quarter earnings presentation and to prospectively cease the “Depreciation remeasurement” adjustment to any non-GAAP measures that relate to financial periods that begin after September 30, 2021. In addition, the Company agrees not to adjust for the impact of similar “Depreciation remeasurements” required under ASC 805 with respect to future acquisitions. Finally, the Company will include disclosure in its earnings release and any other public disclosures relating to financial periods ending after the third quarter of 2021 that include these non-GAAP measures to inform investors of this change in presentation, substantially as follows:

“The step-up in fair value of the property and equipment assets acquired in connection with the October 1, 2019 acquisition of APi Group, Inc. required under ASC 805 concluded as of September 30, 2021. As a result, prospectively the Company will no longer adjust for the annualized depreciation expense arising from purchase accounting step-up to fair value of property and equipment assets.”

We hope that these responses adequately address the Staff’s concerns. If you have any further comments or concerns, please to contact me at (651) 604-2708.

Very truly yours,

/s/ Kevin Krumm
Kevin Krumm Chief Financial Officer